EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For Three Months Ended March 31,	For Year Ended December 31,
	2015	2014	2013	2012
Earnings:
Income before income taxes	$(66,961)	$(535,092)	$152,951	$27,104
Fixed charges	40,687	147,550	74,291	32,210
Amortization of capitalized interest	306	1,026	—	—
Capitalized interest	(1,758)	(7,297)	—	—
Net loss (income) attributable to noncontrolling interest	(159)	(32)	(267)	(104)

Total earnings	$(27,885)	$(393,845)	$226,975	$59,210

Fixed Charges:
Interest expense	$33,911	$126,693	$62,613	$26,773
Capitalized interest	1,758	7,297	—	—
Amortization of investment premium	—	—	—	194
Amortization of deferred financing costs	2,515	7,436	8,343	3,584
Amortization of senior note discount	599	2,501	554	—
Estimate of the interest within rental expense (33.33%)	1,904	3,623	2,781	1,659

Total fixed charges	$40,687	$147,550	$74,291	$32,210

Ratio of earnings to fixed charges (1)(2)	—	—	3.1x	1.8x

(1)	Earnings were inadequate to cover fixed charges by $68,572 for the three months ending March 31, 2015, primarily related to $251.3 million of impairment expense recognized by MEMP.
(2)	Earnings were inadequate to cover fixed charges by $541.4 million for the year ended December 31, 2014, primarily related to $831.1 million of compensation expense recognized in connection with our initial public offering and restructuring transactions.

For the purpose of computing the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding and subtracting the following items (as applicable). Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.